Exhibit 99.2

SENSTAR TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Doron Kerbel and Tomer Hay, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of Senstar Technologies Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 6, 2022 at 10:00 a.m. (Israel time) at the registered office of the Company, at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER SIGNING ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SENSTAR TECHNOLOGIES LTD.

December 6, 2022

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSAL 1
AND “FOR” EACH OF THE PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEM 2 WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY, OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSAL SET FORTH IN PROPOSAL 2 IN THE PROXY STATEMENT. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 2, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.	1.	To re-elect three (3) directors for terms expiring at the Company’s 2023 Annual General Meeting of Shareholders.
			FOR	AGAINST	ABSTAIN
		GILLON BECK	☐	☐	☐

		JACOB BERMAN	☐	☐	☐

		AVRAHAM BIGGER	☐	☐	☐

	2.	To elect one (1) external director for a three (3) year term.

		LIMOR STEKLOV	☐	☐	☐

			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 2 as such terms are explained in the proxy statement?	☐	☐
			FOR	AGAINST	ABSTAIN
3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.
			☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on November 8, 2022, the record date fixed by the Board of Directors for such purpose.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.